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                         May 14, 2024

       Jeffrey G. Korn
       Chief Executive Officer
       Crexendo, Inc.
       1615 S. 52nd Street
       Tempe, AZ 85281

                                                        Re: Crexendo, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2024
                                                            File No. 333-279175

       Dear Jeffrey G. Korn:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Mariam
Mansaray at 202-551-6356 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Technology
       cc:                                              Matthew M. Holman